1 Retama Parkway • Selma, TX 78154
Phone: (210) 651-7145 • Fax: (210) 651-7254
August 12, 2009
Amy Geddes
David R. Humphrey
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-3561

RE:	Form 10-K for the year ended December 31, 2008 File No. 000-27160
Dear Ms. Geddes & Mr. Humphrey:
Please find the following responses to your comment letter dated July 14, 2009 on our Form 10-K for the year ended December 31, 2008. A redlined redraft of the 10-K that incorporates the changes discussed in our responses is also included.
History and Developments During the Last Three Years, page 3
Question #1 — Please expand your disclosure here, with MD&A, and in the notes to your consolidated financial statements to discuss the business purpose behind both the original extension of credit to PWI and the continued holding of the publicly traded shares of PWI.
Answer #1 — We have included in Item 1, MD&A and Note 4 to the financial statements of this amendment the following in response to this comment:
The Company originally extended credit to Penson in order to achieve a higher return on its capital for use in its business. After the loan was converted to Penson stock it continues to be held as a source of capital for the Company’s business.
Question #2 — Please expand your disclosure under your discussion of your business here, in MD&A, and in the notes to your financial statements to indicate under what circumstances you expect the Series A & B bonds and the advances to the RDC to be repaid. Specifically address the potential impact the approval of electronic gaming machines for use at the Retama Park facility would have on the collectability of these instruments as well as on the management contract with the RDC and the compensation paid to your employees. This discussion should include an update on the status of such approval, and the potential
Mailing Address: P.O. Box 47535 • San Antonio, TX 78265-7535

impact if the approval is not obtained. In this regard, we note that Retama Park CEO Bryan Brown was quoted in the San Antonio Business Journal in November of 2008, saying “our future is really dependent on the gaming. Without it, we’ll probably keep struggling along, doing what we can to build our core business.”
Answer #2 — Please see proposed changes to History and Developments, Item 7. Management’s Discussion and Analysis of Financial Condition and Results — Bonds and Note 3 to the financial statements of Form 10-K/A-1 for the year ended December 31, 2008.
Item 7. Management’s Discussion and Analysis
Retama Park Racetrack — Management, page 7
Question #3 — We note your assertion that the financial performance of Retama Park does not directly impact your financial statements. Please clarify this disclosure by indicating that, although the financial statements of Retama Park are not consolidated into your financial statements, the management fees and payroll-related reimbursements you receive from the RDC are your only source of revenue. In addition, since the financial performance of Retama Park would appear to directly impact the RDC’s ability to repay advances your have made to fund the operations of Retama park, your disclosure should also be clarified in this regard.
Answer #3 — Please see proposed changes to Item 7. Management’s Discussion and Analysis of Financial Condition and Results — Management of Form 10-K/A-1 for the year ended December 31, 2008.
Retama Park Racetrack — Bonds, page 8
Question #4 — Please tell us whether the annual sinking fund redemptions described on page 8 related to the Series A bonds are current. Also, provide us with a schedule showing the future sinking fund requirements for the Series A bonds.
Answer #4 — As of December 31, 2008, the sinking fund redemptions for the Retama Series A bonds are current. Please see the remaining sinking fund schedule below. Please also see proposed changes to Item 7. Management’s Discussion and Analysis of Financial Condition and Results — Bonds of Form 10-K/A-1 for the year ended December 31, 2008.

Date	Amount
9/1/09	100,000
9/1/10	105,000
9/1/11	115,000
9/1/12	120,000
9/1/13	130,000
9/1/14	140,000
9/1/15	150,000
9/1/16	160,000
9/1/17	170,000
9/1/18	185,000
9/1/19	195,000
9/1/20	210,000
9/1/21	225,000
9/1/22	240,000
9/1/23	255,000
9/1/24	275,000
9/1/25	295,000
9/1/26	315,000
9/1/27	335,000
9/1/28	360,000
9/1/29	385,000
9/1/30	415,000
9/1/31	440,000
9/1/32	450,000
9/1/33	480,000
Call Now, Inc.

Penson Worldwide, Inc., Page 8
Question #5 — In the last paragraph of the section, you state that you have a position of 1,100,922 shares of PWI common stock. However, in Note 4 to your financial statements, you disclose a position of 1,130,922 shares of PWI common stock. Please explain the reason for the difference of 30,000 shares. Also, according to Note 2 to your financial statements, the cost basis of your holdings of PWI common stock decreased from $5,455,568 to $5,310,849 during 2008. Please tell us the reason for this decrease. In your response, provide us with a schedule of purchases and sales of PWI common stock during the ended December 31, 2007 and 2008, and the quarter ended March 31, 2009.
Answer #5 — The description of the PWI IPO in MD&A section incorporated our position in PWI as of December 31, 2008 into the IPO description while Note 4 describes our resulting PWI position at the time of the IPO. Both the MD&A section and Note 4 language have been expanded to make it clear what our position was at the time of the IPO and our position at December 31, 2008. (Please see proposed changes to Form 10-K/A-1 for the year ended December 31, 2008.). The reduction of our cost basis in PWI common stock is the result of selling 30,000 shares in August 2008. Please see the schedule of purchases and sales of PWI common stock below.

Description	Purchase	(Sale)	Balance
Beginning balance from IPO	—	—	1,130,922
Sale of PWI shares, 8/1/08	—	(30,000)	1,100,922
Question #6 — In the last sentence of the last paragraph of this section, you state that you have “realized” cumulative other comprehensive income from the increase in value of your holdings in PWI common stock. However, according to your financial statements, this increase in value is an unrealized gain. Please revise, as appropriate.
Answer #6 — The word “realized” has been changed to “recognized”. Please see proposed change to Item 7. Management’s Discussion and Analysis of Financial Condition and Results — Penson Worldwide, Inc. of Form 10-K/A-1 for the year ended December 31, 2008.
The Estates at Canyon Ridge, Page 9
Question #7 — Please tell us in your response and expand your disclosure to describe how your recorded your investment in The Estates at Canyon Ridge, and your basis in GAAP for such treatment.
Answer #7 — The Estates at Canyon Ridge investment is recorded in the consolidated financial statements using the cost method accounting for investments. The Company has a limited partnership interest which indirectly owns approximately 38% of the Estates at Canyon Ridge.
The Company’s accounting basis can be found in Accounting Principles Board Opinion No. 18 (APB 18), paragraph 17. “The Accounting Principles Board (“Board”) concludes that the equity method of accounting for an investment in common stock should also be followed by an investor whose investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50% or less of the voting stock. Ability to exercise that
Call Now, Inc.

influence may be indicated in several ways, such as representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel, or technological dependency. Another important consideration is the extent of ownership by an investor in relation to the concentration of other shareholdings, but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor. The Board recognizes that determining the ability of an investor to exercise such influence is not always clear and applying judgment is necessary to assess the status of each investment. In order to achieve a reasonable degree of uniformity in application, the Board concludes that an investment (direct or indirect) of 20% or more of the voting stock of an investee should lead to a presumption that in the absence of evidence to the contrary an investor has the ability to exercise significant influence over an investee. Conversely, an investment of less than 20% of the voting stock of an investee should lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated.”
Section 11.1 No Participation in Management, of the Limited Partnership Agreement states “No Limited Partner shall take part in the conduct or control of the Partnership’s business or the management of the Partnership, or have any right or authority to act for or on the behalf of, or otherwise bind, the Partnership (except a Limited Partner who may also be a General Partner and then only in such Partner’s capacity as a General Partner within the scope of such Partner’s authority hereunder).” The Company is a limited partner of the partnership and does not hold any interest as a general partner, and therefore does not have the ability to “exercise significant influence over operating and financial policies of an investee.” Accordingly, the Company accounts for the investment using the cost method of accounting, and conducts a review for impairment at the end of each period.
The Cambridge at Auburn, Page 9
Question #8 — Please tell us in your response and expand your disclosure to describe how your recorded your investment in Cambridge at Auburn, and your basis in GAAP for such treatment.
Answer #8 — The Cambridge at Auburn investment is recorded in the consolidated financial statements using the cost method accounting for investments. The Company has a limited partnership interest which owns approximately indirectly 95% of the Cambridge at Auburn.
The Company’s accounting basis can be found in Accounting Principles Board Opinion No. 18 (APB 18), paragraph 17. “The Accounting Principles Board (“Board”) concludes that the equity method of accounting for an investment in common stock should also be followed by an investor whose investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50% or less of the voting stock. Ability to exercise that influence may be indicated in several ways, such as representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel, or technological dependency. Another important consideration is the extent of ownership by an investor in relation to the concentration of other shareholdings, but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor. The Board recognizes that determining the ability of an investor to exercise such influence is not always clear and applying judgment is necessary to assess the status of each investment. In order to achieve a reasonable degree of uniformity in application, the Board concludes that an investment (direct or indirect) of 20% or more of the voting stock of an investee should lead to a presumption that in the absence of evidence to the contrary an investor has the ability to exercise
Call Now, Inc.

significant influence over an investee. Conversely, an investment of less than 20% of the voting stock of an investee should lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated.”
Section 11.1 No Participation in Management, of the Limited Partnership Agreement states “No Limited Partner shall take part in the conduct or control of the Partnership’s business or the management of the Partnership, or have any right or authority to act for or on the behalf of, or otherwise bind, the Partnership (except a Limited Partner who may also be a General Partner and then only in such Partner’s capacity as a General Partner within the scope of such Partner’s authority hereunder).” The Company is a limited partner of the partnership and does not hold any interest as a general partner, and therefore does not have the ability to “exercise significant influence over operating and financial policies of an investee.” Accordingly, the Company accounts for the investment using the cost method of accounting, and conducts a review for impairment at the end of each period.
Valuation of Marketable Securities, Page 10
Question #9 — We note you obtained an appraisal of the Retama Park racetrack land and improvements in June of 2005. Please provide us with a summary of that appraisal along with your assessment of the current value of the Retama Park facility.
Answer #9 — The appraisal obtained in 2005 appraised the land and improvements comprising the collateral of the Series A bonds, the Funding Agreement and the Series B bonds at $21,570,000. Since the 2005 appraisal we have reviewed industry and economic trends, condition of the facilities and local real estate trends, and believe the current value remains very close to the 2005 appraised value.
Liquidity and Capital Resourses
Question #10 — We note from your disclosure on page 3 that your primary operation is the management of the Retama Park racetrack. We also note from the presentation on your Consolidated Statements of Operations on page F-3 that your expense-reimbursement from the RDC appears to be a zero-margin basis, and that your monthly management fee does not cover your operating expenses in any period presented. In this regard, we note the disclosure on page 15 regarding the base salaries Messrs. Johnson, Brown and Hall, which total $600,000 per year, or $50,000 per month, as compared to the management fee of $20,000 per month you receive from the RDC. Also, we note you continue to fund the RDC and that you advanced $1,205,599 and $867,529 to the RDC during 2007 and 2008, respectively. As such, explain to us and significantly revise your disclosure in Liquidity and Capital Resources to address your financial difficulties and management’s plans to overcome these difficulties. Instruction 5 to Item 303(a) of Regulation S-K requires that you discuss liquidity on both a long-term and short-term basis. These disclosures should include any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way, detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented, and a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operation over the long term. You should also address your negative working capital position as a known trend and the potential impact that your commitments as limited partner in the real estate development projects may have on your available cash.
Answer #10 — As noted in Liquidity and Capital Resources, the majority of our liquidity is derived from the available balance of the margin account we maintain. Management regularly assesses the marketable
Call Now, Inc.

securities that comprise the collateral for the potential of selling those positions in order to provide additional borrowing availability in the margin account. The most significant risk with this structure is the fluctuation of the value of the marketable securities, most significantly, the shares of common stock of Penson Worldwide, Inc. given the price volatility and the size of the position as compared to rest of the marketable securities. In response to this structure, management will continue to evaluate selling opportunities in order to provide additional liquidity and reduce the risk to the price volatility, as was the case in August 2008. Our demand on liquidity consists primarily of the salary of Messrs. Johnson and Hall (Mr. Brown is an employee of REG) and general operating expenses such as professional fees, office expense and health insurance. Loans made to the RDC have not been mandatory and will only be made by the Company as our financial position allows. We remain liable for pro rata capital needs at The Estates at Canyon Ridge and Cambridge at Auburn, however both of these facilities are matured and occupied, and future requirements should be minimal. In conjunction with the selling opportunities of the Penson stock, we believe the necessary liquidity exists for the foreseeable future. Please also see proposed changes to Liquidity and Capital Resources in Item 7 of Form 10-K/A-1 for the year ended December 31, 2008.
Question #11 — As a related matter, you should include in your disclosure in Liquidity and Capital Resources a discussion of the potential impact of the expiration of the management agreement with the RDC in November 2010, as disclosed in Note 9 to your financial statements, including the status of any ongoing negotiations for the extension of the agreement. This discussion should include the potential impact on your financial condition and ability to continue as a going concern should the agreement not be renewed.
Answer #11 — According to the terms of the trust indenture, procedures exist that provide the holder(s) of a majority of the outstanding Series B bonds the right to disapprove potential management companies nominated for consideration by the RDC. At this time, the Company has received no indication from the RDC that other management companies will be presented for consideration next. It is anticipated that negotiations on a new management agreement will likely begin in the fourth quarter of 2009 or the first quarter of 2010. Please also see proposed additional language to Liquidity and Capital Resources in Item 7 of Form 10-K/A-1 for the year ended December 31, 2008.
Question #12 — Given your negative operating cash flow and negative working capital position, please tell us and revise your disclosure to indicate whether or not you intend to continue making advances to the RDC and, if so, state the anticipated source of the funds needed to continue making such advances.
Answer #12 — As we have informed the RDC each time we provided funding, our ability and desire to provide funding at a given time does not ensure that we will have the ability or desire to fund in the future. Please also see proposed additional language to Liquidity and Capital Resources in Item 7 of Form 10-K/A-1 for the year ended December 31, 2008.
Consolidated Financial Statements
Consolidated Balance sheets, page F-2
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Question #13 – Please provide us a schedule summarizing your investment totaling $3,654,348 and $4,342,948 at December 31, 2007 and 2008, respectively. Also, for these investments, tell us and expand your disclosure to indicate whether or not you evaluated such investments for impairment. See paragraph 18 of FSPFAS 115-1/124-1.
Answer #13 – Please see below for a schedule of the referenced investments as of December 31, 2008.

	2007	2008
Investment
Estates at Canyon Ridge	$1,784,100	$2,597,700
The Cambridge at Auburn	1,484,810	1,359,810
SAMCO	385,438	385,438
Total Investments	$3,654,348	$4,342,948
Management evaluates each of these investments for impairment as of the end of each reporting period, as discussed in our policies footnote in Note 1.
Consolidated Statements of Cash Flows, page F-5
Question #14 – On page 3, you state that PWI is affiliated to the Company as Thomas R. Johnson, President and CEO of Call Now, Inc., is also a Director of both companies. Accordingly, all transactions with this related party should be identified and shown separately. This comment applies to purchases and sales of PWI common stock as well as proceeds and payments with respect to the margin loan with Penson Financial Services, a wholly-owned subsidiary of PWI. This comment also applies to the treasury stock transaction with Christopher J. Hall and controlling stockholder, as well as any other related party transactions. See Rule 4-08(k) of Regulation S-X.
Answer #14 – We have removed the language concerning PWI and the Company being “affiliated”, as its use in the sentence was intended to be generic. The Company owns less than 5% of PWI’s voting stock, Mr. Johnson is one of eight directors of PWI and the Board of PWI has determined that Mr. Johnson is an independent director under applicable NASDAQ and SEC standards. Accordingly, PWI and the Company are not affiliates. In the alternative, we have stated that Mr. Johnson has served as a director of PWI since August 2003. Additionally, the transactions with PWI and the other related parties have been identified. Please see proposed changes to Consolidated Statements of Cash Flow of Form 10-K/A-1 for the year ended December 31, 2008.
Notes to Consolidated Financial Statements
Note 1 – Summary of Accounting Policies
Nature of Business, page F-6
Question #15 – Please describe to us in your response the level of involvement the RDC has in operational and personnel matters under your arrangement with them. Specifically, please tell us how the RDC influences hiring, firing, pay rates, and staffing levels. Please also tell us if the reimbursements labeled “Payroll and payroll related expenses” also include other expenses such as cost of food for the
Call Now, Inc.

food and beverage outlets. Further, please tell us how your reimbursement for expenses is received. That is, please tell us whether such reimbursement is estimated based on projected levels and received in advance or whether you invoice RDC in arrears.
Answer # 15 – The management company, Retama Entertainment Group, Inc., has the absolute control and discretion in the operation, direction, marketing, maintenance and management of the racetrack. Additionally, the management company has the exclusive right to hire, discharge, supervise, promote, train, determine salaries and benefits of, and establish personnel policies and incentives for and otherwise handle relations with racetrack personnel. Payroll and payroll related expenses do not include any other operating expenses such as cost of goods sold for the food and beverage operations.
Note 3 – Retama Development Corp., page F-9
Question #16 – Please revise your disclosure here and throughout your filing, as appropriate, to include the original purchase price paid and original face value acquired for the Series A and Series B bonds, as well as the impairment charge taken on the Series B bonds in 2006. Include a draft of your intended disclosure with your response.
Answer #16 – Please see proposed changes to Bonds in Item 7 of form 10-K/A-1 and Note 3 to the audited financial statements for the year ended December 31, 2008.
Question #17 – As a related matter, we note that you originally acquired the bonds at a significant discount. Please revise your disclosure to indicate this fact, state the discount, total cost and face value sold of bond blocks sold, identify any related party buyer(s) of bond blocks sold, and cost basis of the bonds you still hold. Include a draft of your revised disclosure with your response. Your disclosure related to these securities contained in your quarterly filings should be similarly revised.
Answer #17 – The Company has not purchased or sold any Retama Series A or Series B bonds in more than five years. The only change in position has been the result of sinking fund redemptions of the Series A bonds, which have been no more than $5,000 in any given year. Our disclosure in MD&A and the notes to the financials has been changed to reflect the cost basis of our current positions. Please see proposed changes to Bonds in Item 7 of form 10-K/A-1 and Note 3 to the audited financial statements for the year ended December 31, 2008.
Question #18 – Please explain to us in your response how advances to the RDC subsequent to the 2-year bond defeasance period were negotiated. Please also explain to us the business purpose surrounding these advances, the likelihood the note and accrued interest will be repaid, when you expect such repayment, whether the management fee recorded as revenue in the current year has been paid and, if paid, whether or not it was paid by the RDC out of funds advanced by you. Your response should also include the amount currently outstanding related to the 2-year period and the amount you have advance since that 2-year period expired (in March of 1999).
Answer #18 – As the majority owner of the management company for the RDC and significant debt holder of the RDC, management regularly reviews the financial status of the RDC. While we do not specifically recall the discussions that preceded the first funding after to expiration of the 2-year period,
Call Now, Inc.

we believe it was viewed as desirable for both sides to use the existing parameters of the funding agreement with the same collateral structure. Our desire to fund these loans centered on our strategy to assure the continued operation of the racetrack. We remain comfortable in our collateral position behind the Series A bonds with a worse case scenario of a liquidation of the real estate appraised at $21,570,000 in 2005 and $6,250,000 of debt holding a priority position to our $4,939,464 in principal and interest. The timing of the repayment is less certain given the current financial status of the RDC. The funds provided were generally used for the funding of the Series A bond interest and principal payment. Of the $3,627,569 principal balance outstanding on the RDC note, $853,000 represents the amount from the funding provided during the original 2-year period.
Question #19 – From disclosures throughout your filing, it appears that the Series A bonds rank senior to the Series B bonds, and that the “second lien” related to your further advances to the RDC rank senior to the Series B bonds. Please confirm to us that our understanding is correct. If correct, please explain to us and revise your disclosure to indicate how you have evaluated the RDC notes receivable and accrued interest receivable for impairment. Specifically address how, if the Series B bonds were fully impaired in 2006 (which appears to indicate no recoverable value beyond the Series A bonds and advances to the RDC at the time of the 2006 impairment), you determined that additional advances to the RDC since 2006 are recoverable. You should incorporate in your analysis the current value of the related collateral and general economic conditions of the racing industry.
Answer #19 – Your understanding of the priorities of the liens on the collateral is correct. Management’s evaluation of impairment of the RDC note receivable is based on an assessment of the value of the underlying collateral. The real estate appraised for $21,570,000 in 2005. There is currently a lien senior to the RDC note in the amount of $6,250,000, leaving $15,320,000 in collateral value for the RDC note totaling $4,939,464 in principal and interest. Since the 2005 appraisal we have reviewed industry and economic trends, condition of the facilities and local real estate trends, and believe the current value remains very close to the 2005 appraised value. Accordingly, management believes its advances to the RDC in the amount of $4,939,464 in principal and interest is recoverable.
Question #20 – In light of your voluntary funding of the losses of the Retama Park operations, which resulted in additional advances to the RDC of $1,205,599 and $867,529 during 2007 and 2008, respectively, we believe you should provide the financial statements of Retama Park in your periodic filings. See Rule 3-13 of Regulation S-X.
Answer #20 – We do not believe that the financial statements of Retama Development Corporation RDC are relevant to an investor’s understanding of the Company and may be misleading if they appear in our periodic filings. We do not look to the financial resources of RDC for payment of our advances. Such advances are secured by the Retama Park racetrack facilities and repayment will be from the operations of the Retama Park racetrack which is managed by the Company’s subsidiary or by the collateral value of the racetrack facilities. RDC has no other resources or operations.
Note 5 – Penson Financial Services, Inc. Margin Loan Payable, page F-11
Question #21 – We note from the disclosure on page 12 that your have over $2.0 million available for borrowing under your margin loan arrangement, and that such borrowing is collateralized by the
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Company’s marketable securities. According to the disclosure on page 6 of your most recent Form 10-Q filing, the collateral excludes your holdings of PWI common stock. Therefore, by reference to the table in Note 2, it appears the fair value of your other marketable securities is significantly lower than your outstanding margin loan balance. Please tell us in your response and expand your disclosure in Note 5 and within Liquidity and Capital Resources to discuss how the total available for borrowing in your margin account is calculated, and which specific securities serve as collateral for your margin loan. You also should specifically address within your Risk Factors and Liquidity and Capital Resources the possibility that you will be required to deposit funds into your margin account (in the event of a decrease in the value of the underlying collateral) and the anticipated source of funds if such a deposit is required.
Answer #21 – The language in the 2009 first quarter’s Form 10-Q was errantly left in the document from a previous filing. In the first quarter of 2008 the Company maintained a margin account at both Penson Financial Services, Inc. and Calton & Associates, Inc., and a distinction was made at the time between the two accounts and the collateral held within those accounts. In preparing first quarter 2009 Form 10-Q the Calton section was eliminated, but the language identifying the different collateral positions was errantly left in the Penson section. Please see proposed changes to Liquidity and Capital Resources in Item 7, Item 1A. Risk Factors of Form 10-K/A-1 and Note 5 to the audited financial statements for the year ended December 31, 2008.
Note 8 – Related Party Transactions, page F-13
Question #22 – In the third paragraph, please disclose how the price per share was determined. Also, the full details should be included in your Form 10-K filing (rather than referring the reader to a Form 8-K filing).
Answer #22 – Please see proposed changes to Note 8 – Related Party Transactions of Form 10-K/A-1 for the year ended December 31, 2008.
Note 12 – Contingencies
Investment Company Act, page F-15
Question #23 – We note the assertion here that you are not an investment company as defined in Section 3 of the Investment Company Act of 1940. Please tell us in your response and revise your disclosure to indicate the specific exception on which you are relying in making such assertion. We may have further comment on your response.
Answer #23 – The Company believes it is not an investment company under Section 3 of the Investment Company Act of 1940 because under Section 3(b)(1) it is primarily engaged in a business other than trading and investing in securities. We have considered the factors set forth in In re: Tonopah Mining Co., 26 S.E.C. 426 (1947).  The Company does not believe that the nature of its assets and income leads investors to believe that its principal activity is trading and investing in securities. We propose to revise MD&A to read as follows:
“Investment Company Act: The Company has taken the position that it is not an investment company required to be registered under the Investment Company Act of 1940 (the “1940 Act”) because under
Call Now, Inc.

Section 3(b)(1) of such 1940 Act, an issuer which is primarily engaged in a business other than investment in securities is not considered an investment company under the 1940 Act. If it was established that the Company is an unregistered investment company, there would be a risk, among other material adverse consequences, that the Company could become subject to monetary penalties or injunctive relief, or both, in an action brought by the Securities and Exchange Commission. The Company would also be unable to enforce contracts with third parties or third parties could seek to obtain rescission of transactions undertaken in the period it was established the Company were an unregistered investment company.”
Other
Question #24 – We note from the disclosure on page 9 that you have entered into several development agreements during 2007 and 2008, but it appears you have not made any Form 8-K filings disclosing these agreements. Please note that you should file an Item 1.01 Form 8-K for entry into any material definitive agreements.
Answer #24 – The Company did not believe the agreements were material. The Company believes it is diligent in reviewing all transactions and agreements for their potential to trigger a filing on Form 8-K.
We appreciate your comments and hope you agree that the enclosed proposed amendments to our Form 10-K are responsive and provide enhanced understanding of the Company.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me for any further information.
Sincerely,
Thomas R. Johnson
President & CEO
Call Now, Inc.